UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AMBOW EDUCATION HOLDING LTD.

(Name of Issuer)

Class B Ordinary Shares (Convertible to Class A Ordinary Shares)

(Title of Class of Securities)

02322P101

(CUSIP Number)

Macquarie Group Limited

1 Martin Place

Sydney, NSW 2000, Australia

Telephone No. +61 2 8232 3333

Facsimile No. +61 2 8232 4330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Charlie Baynes-Reid

Macquarie

125 W. 55th Street, 22nd Floor

New York, NY 10019

Telephone No. 212-231-1000

Facsimile No. 212-231-1718

August 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Macquarie Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,563,026 (Deemed beneficially owned due to reporting persons ownership of Macquarie Investment Holdings No. 2 Pty Limited)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Macquarie Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,563,026 (Deemed beneficially owned due to reporting persons ownership of Macquarie Investment Holdings No. 2 Pty Limited)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Macquarie Capital Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,563,026 (Deemed beneficially owned due to reporting persons ownership of Macquarie Investment Holdings No. 2 Pty Limited)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Macquarie Capital International Holdings Pty Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,563,026 (Deemed beneficially owned due to reporting persons ownership of Macquarie Investment Holdings No. 2 Pty Limited)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Macquarie Investment Holdings No.2 Pty Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,563,026

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,563,026

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,563,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Class B ordinary shares (“Class B Shares”) of Ambow Education Holding Ltd. (the “Issuer”), a Cayman Islands corporation having its principal executive offices at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

The American Depositary Shares (“ADS”) of the Issuer are listed on the New York Stock Exchange.  Each ADS represents two Class A ordinary shares, par value US$0.0001 per share.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Macquarie Group Limited (“MGL”), an Australian corporation.  MGL is listed on the Australian Securities Exchange (ASX) and is a leading provider of banking, financial, advisory, investment and funds management services. MGL has its principal office at Level 7, 1 Martin Place, Sydney, NSW 2000, Australia.

Macquarie Investment Holdings No. 2 Pty Limited is wholly owned by Macquarie Capital International Holdings Pty Limited, which is wholly owned by Macquarie Capital Group Limited, which is wholly owned by Macquarie Financial Holdings Limited, which is wholly owned by Macquarie Group Limited.

The directors and executive officers of Macquarie Investment Holdings No. 2 Pty Limited, Macquarie Capital International Holdings Pty Limited, Macquarie Capital Group Limited, Macquarie Financial Holdings Limited and Macquarie Group Limited are set forth on Schedule I attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

During the last five years, none of Macquarie Investment Holdings No. 2 Pty Limited, Macquarie Capital International Holdings Pty Limited, Macquarie Capital Group Limited, Macquarie Financial Holdings Limited and Macquarie Group Limited or any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Macquarie Investment Holdings No. 2 Pty Limited purchased (1) 10,784,695 Series C redeemable convertible preferred shares of the Issuer for consideration of $25.0 million under a Series C Preferred Shares Purchase Agreement dated July 20, 2007 and amended September 4, 2007, and (2) 778,331 shares of Series D redeemable convertible preferred shares of the Issuer for consideration of $3.0 million under a Series D Preferred Shares Purchase Agreement dated August 29, 2008. All of the issued and outstanding Series C and Series D redeemable convertible preferred shares automatically converted into Class B ordinary shares of the Issuer upon completion of the Issuer’s initial public offering on August 4, 2010.

Item 4.	Purpose of Transaction

Macquarie Investment Holdings No. 2 Pty Limited intends to hold the Class B Shares solely for investment purposes.

Macquarie Investment Holdings No. 2 Pty Limited currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing.  However, Macquarie Investment Holdings No. 2 Pty Limited reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, Macquarie Investment Holdings No. 2 Pty Limited reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which MGL and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer

(a), (b)            See the information set forth on the cover page hereof.

(c)                                  Except as noted in Item3 above, Macquarie Investment Holdings No. 2 Pty Limited has not effected any transaction in the Class B Shares during the past 60 days. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the public offering of the ADSs of the Issuer on August 4th 2010, Macquarie Investment Holdings No. 2 Pty Limited entered into a 180-day lock-up agreement which is attached as Exhibit B.

Item 7.	Material to be Filed as Exhibits

Exhibit A                      Joint Filing Agreement between Macquarie Investment Holdings No. 2 Pty Limited, Macquarie Capital International Holdings Pty Limited, Macquarie Capital Group Limited, Macquarie Financial Holdings Limited and Macquarie Group Limited.

Exhibit B                      Lock-up Agreement

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2010

Macquarie Group Limited

/s/ Heidi Mortensen		/s/ Gus Wong
Name:	Heidi Mortensen	Name:	Gus Wong
Title:	Attorney in Fact	Title:	Attorney in Fact

Macquarie Financial Holdings Limited

/s/ Heidi Mortensen		/s/ Gus Wong
Name:	Heidi Mortensen	Name:	Gus Wong
Title:	Attorney in Fact	Title:	Attorney in Fact

Macquarie Capital Group Limited

/s/ Heidi Mortensen		/s/ Gus Wong
Name:	Heidi Mortensen	Name:	Gus Wong
Title:	Attorney in Fact	Title:	Attorney in Fact

Macquarie Capital International Holdings Pty Limited

/s/ Heidi Mortensen		/s/ Gus Wong
Name:	Heidi Mortensen	Name:	Gus Wong
Title:	Attorney in Fact	Title:	Attorney in Fact

Macquarie Investment Holdings No. 2 Pty Limited

/s/ Heidi Mortensen		/s/ Gus Wong
Name:	Heidi Mortensen	Name:	Gus Wong
Title:	Attorney in Fact	Title:	Attorney in Fact

Schedule I

Macquarie Group Limited

The name and present principal occupation of each of the directors (Board Members) and officers (Executive Committee Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Board of Directors
David S. Clarke	Non-Executive Voting Director
Nicholas W. Moore	Executive Voting Director
Michael J. Hawker	Non-Executive Voting Director

Peter M. Kirby	Non-Executive Voting Director
Catherine B. Livingstone	Non-Executive Voting Director
H. Kevin McCann	Non-Executive Voting Director
John R. Niland	Non-Executive Voting Director
Helen M. Nugent	Non-Executive Voting Director
Peter H. Warne	Non-Executive Voting Director

Executive Committee Members
Nicholas Moore (Chairman)	Managing Director and Chief Executive Officer of MGL
Richard Sheppard	Deputy Managing Director of MGL / Managing Director and Chief Executive Officer of MBL
Greg Ward	Chief Financial Officer — Head of Corporate Affairs Group
Andrew Downe	Head of Fixed Income, Currencies and Commodities
Peter Maher	Head of Banking and Financial Services Group	New Zealand
Michael Carapiet	Executive Chairman of Macquarie Capital and Macquarie Securities Group
Roy Laidlaw	Head of Macquarie Securities Group and Macquarie Capital
Shemara Wikramanayake	Head of Macquarie Funds Group
Stephen Allen	Head of Risk Management Group
Garry Farrell	Head of Corporate Asset and Finance Group
Tim Bishop	US Country Head, CEO of Macquarie Capital (USA)
Stevan Vrcelj	Head of Cash Equities, Macquarie Securities Group

Macquarie Financial Holdings Limited

The name and present principal occupation of each of the directors and officers of Macquarie Financial Holdings Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Charles Lynam	Director
Mark Ferrier	Director
Robert Neil Upfold	Director
Nigel Glenn Donnelly	Secretary
Dennis Leong	Secretary
Paula Walsh	Secretary

Macquarie Capital Group Limited

The name and present principal occupation of each of the directors and officers of Macquarie Capital Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
John Hughes	Director
Alexander Harms Harvey	Director
David Roseman	Director
Nigel Glenn Donnelly	Secretary
Dennis Leong	Secretary
Paula Walsh	Secretary

Macquarie Capital International Holdings Pty Limited

The name and present principal occupation of each of the directors and officers of Macquarie Capital International Holdings Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
John Hughes	Director
Michael Carapiet	Director
David Roseman	Director
Nigel Glenn Donnelly	Secretary
Dennis Leong	Secretary
Paula Walsh	Secretary

Macquarie Investment Holdings No. 2 Pty Limited.

The name and present principal occupation of each of the directors and officers of Macquarie Investment Holdings No.2 Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Nicholas Spalding Atkins	Director
Robin Bishop	Director
Stephen Wesley Cook	Director
Alexander Harms Harvey	Director
Richard John Hughes	Director
Dennis Leong	Secretary
Paula Walsh	Secretary
Nigel Glenn Donnelly	Secretary